

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2021

Eduardo S. Elsztain
Chairman of the Board of Directors
IRSA INVESTMENTS & REPRESENTATIONS INC
Carlos Della Paolera 261 (C1001ADA)
Ciudad Autónoma de Buenos Aires, Argentina

> **Re: IRSA INVESTMENTS & REPRESENTATIONS INC**
> **Registration Statement on Form F-4**
> **Filed October 20, 2021**
> **File No. 333-260383**

Dear Mr. Elsztain:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Catherine De Lorenzo at 202-551-4079 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jaime Mercado